FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on May 3, 2011, regarding its financial statements for the three months ended March 31, 2011.

Santiago, Chile, May 3, 2011, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced its results for the first quarter ended March 31, 2011. Figures are expressed in nominal terms, unless otherwise stated.

2011 FIRST QUARTER:

“RECORD FIRST QUARTER RESULTS”

HIGHLIGHTS

•     Banco de Chile finished a record first quarter, reaching a net income of Ch$117 billion and a ROAE of 28.1%.

•     On March 31, 2011 Banco de Chile successfully ended the first stage of its capital increase by placing Ch$86 billion, with a demand that exceeded the supply by 7 times.

•     On March 17, 2011 our shareholders approved a proposal to capitalize 30% of our 2010’s distributable earnings in order to enhance our capital base.

•     Our loan portfolio returned to double-digit growth rates by recording a 13.4% YoY rise in the 1Q11.

Pablo Granifo, Chairman: “In our last quarterly release, we announced a capital increase of nearly US$500 million, intended to support our business growth. On March 31, 2011 – through a public auction in the Santiago Stock Exchange – we completed the first stage of this process by placing approximately 1.4 billion stocks at Ch$62 per share, equivalent to roughly Ch$86 billion (~US$186 million). This amount, which represents a 1.6% of our total shares, is related to the waiver of our controlling shareholders (LQIF) to their preemptive rights and enabled us to increase our free-float by the same amount. We are very proud of the result of this first step and it permits us to be confident about the success of the second and third stages of this process. Actually, during the public auction, the demand for stocks surpassed by 7 times the offer, which demonstrated the confidence that local and foreign investors have in our business strategy and competitive strengths and how they will permit us to face our growth opportunities.”

Arturo Tagle, CEO: “As mentioned by our chairman, the investors had a very positive response to our capital increase. We believe this is the result of our financial performance and our excellent business perspectives. In this line, I would like to highlight that we have begun the year very positively, reaching a net income of Ch$117 billion in the 1Q11 – the highest according to our track records – and a ROAE of 28.1%. We believe that our quarterly results are a consequence of well-implemented and focused commercial strategies, including a deeper segmentation of our customers in all of our business lines, while we are benefiting from a healthy loan portfolio that has enabled us to significantly reduce our provisions for loan losses.”

Pedro Samhan, CFO: “The 1Q11 has been an excellent start and we are confident that 2011 will be an outstanding year for us. We believe that the optimism about the economic outlook should translate not only into business growth, but also into decreasing credit risk levels, which will benefit our activity. Also, as most of market agents, we expect that inflation will be above the Central Bank mid-term goal range and that nominal interest rates will increase in the coming months, all of which draws a favourable scenario for us, based on our net asset position in UF and our market leading position in non-interest bearing liabilities. Also, in order to afford our expected business growth and in addition to the already mentioned capital increase, our shareholders agreed to capitalize 30% of our 2010’s distributable earnings, which enhances our capital base.”

Selected Financial Data (1) (in millions of Ch$, except for percentages)	1Q10	1Q11	% Change

Income Statement (Millions of Ch$)
Net financial income(2)	218,178	218,176	(0.0)%
Net Fees and Commissions	66,436	78,015	17.4%
Other operating income	5,314	7,244	36.3%
Total Operating Revenues	289,928	303,435	4.7%
Provisions for loan losses	(53,470)	(26,120)	(51.2)%
Operating expenses	(124,518)	(141,403)	13.6%
Net income (3)	100,806	116,885	16.0%

Earnings per Share
Net income per share (Ch$)	1.22	1.42	16.0%
Book value per share (Ch$)	15.83	17.10	8.0%
Shares Outstanding (Millions)	82,551.70	82,551.70	0.0%

Balance Sheet (Millions of Ch$)
Loans to customers	13,109,369	14,871,756	13.4%
Total assets	17,508,537	19,399,614	10.8%
Equity	1,306,512	1,411,515	8.0%

Profitability Ratios
Return on average assets (ROAA)	2.3%	2.5%
Return on average equity (ROAE)(4)	26.4%	28.1%
Net Financial Margin(5)	5.4%	5.0%
Efficiency ratio	43.0%	46.6%
Credit Quality Ratios
Past Due / Total Loans	0.7%	0.5%
Allowances / Total loans	2.6%	2.6%
Allowances / Past Due Loans	357.7%	550.2%
Provisions / Avg. Loans	1.6%	0.7%
Capital Adequacy Ratios
Total capital / Risk Adj. Assets	11.9%	12.6%

(1) See pages 9 to 11.
(2) Net interest income, foreign exchange transactions and net financial operating income.
(3) Net Income attributable to Bank's owners (adjusted by minority interest).
(4) ROAE excludes provisions for minimum dividends.
(5) Net financial income divided by average interest earning assets.

NET INCOME

In line with our excellent 2010 performance, we posted a 1Q11’s net income of Ch$117 billion and achieved a ROAE of 28.1%. Thus, we recorded a 16.0% YoY rise in our net earnings while our return was 170 bp. above the 1Q10’s figure. Our quarterly results remain above Ch$100 billion, while our ROAE keeps well above the return posted by the system (19.2%) for the same period. Our financial performance has allowed us to significantly increase our market share in net income from 24.8% in the 1Q10 to 26.3% in the 1Q11. Also we have considerably reduced our gap with the market leader from 447 bp. to only 23 bp. Our excellent 1Q11 is mainly a result of:

•      A significant decrease in provisions for loan losses, which is consistent with favourable conditions foreseen for the local economy in 2011, along with our effective credit risk models.

•      A higher net interest income, as a result of: (i) higher nominal interest rates, (ii) the growth posted by our loan portfolio, and (iii) a highly competitive funding structure.

•      Greater fees and commissions associated with both banking and non-banking products.

These factors enabled us to more than offset: (i) the YoY rise posted by our operating expenses, (ii) a lower net financial operating and FX income, and (iii) a higher income tax due to a greater EBIT and a higher corporate tax rate applicable for 2011 as compared to 2010.

OPERATING REVENUES

Our total operating revenues posted a 4.7% YoY rise from Ch$290.0 billion in the 1Q10 to Ch$303.4 billion in the 1Q11. The main factors that supported this result are as follows:

•      A 10.0% YoY increase in net interest income, mainly prompted by a higher yield associated with our current accounts and demand deposits balances that grew by 12.7% YoY amid an environment of increasing nominal interest rates elucidated by an average monetary policy rate that rose from 0.5% in the 1Q10 to 3.4% in the 1Q11). Also, but to a lesser extent, our net interest income was fuelled by a 13.4% YoY growth posted by our total loans that more than offset a decrease in lending spreads.

•      Fees and commissions that rose by 17.4%, mainly steered by: (i) a higher commercial activity in insurance brokerage (Ch$4.1 billion), (ii) higher margins in mutual funds management (Ch$3.4 billion), (iii) a rise in the stock trading turnover (Ch$3.0 billion), and (iv) a higher activity in credit cards (Ch$2.1 billion) based on an upward trend in the local economy and the household consumption, along with our commercial initiatives intended to reinforce the use of this payment channel.

The above mentioned has allowed us to more than offset a 53.0% YoY drop in our net financial operating and FX income, related to the higher earnings recorded in the 1Q10 due to the sale of part of our available-for-sale and trading portfolios amid a low interest rates scenario and expectations on coming interest rates increases.

KEY FIGURES

Total Operating Revenues

(in millions of Ch$)	1Q10	1Q11	% Change

Net Interest Income	183,636	201,935	10.0%
Net Fees and Commissions	66,436	78,015	17.4%
Net Financial Operating and FX Income	34,542	16,241	(53.0)%
Other operating income	5,314	7,244	36.3%
Operating Revenues	289,928	303,435	4.7%

Net Financial Margin	5.43%	5.02%
Net Interest Margin	4.57%	4.65%

PROVISIONS FOR LOAN LOSSES

Thanks to our effective credit risk models and the favourable economic outlook for the local economy, we reduced our provisions for loan losses from Ch$53.5 billion in the 1Q10 to Ch$26.1 billion in the 1Q11, which entails a 51.2% YoY drop. This credit quality improvement is related to credit risk upturns in both individuals and companies. Whereas individuals benefited from the recovery and the optimistic outlook for the local economy, large companies (evaluated through case-by-case credit risk models) improved their risk profiles based on a higher economic dynamism that has translated into a higher commercial activity and a better payment capacity. Also, certain corporate customers were able to solve specific difficulties, leading us to reduce risk charges related to their loans.

Thus, we have reduced provisions for loan losses in all of our business segments. In fact, whereas credit risk charges related to our retail banking segment posted a 50.5% YoY drop, provisions for loan losses decreased by 51.2% in our wholesale banking segment.

In addition, based on the better economic conditions and improved collection processes, we have been able to increase our recoveries by 65.7% on a YoY basis.

All of these factors have translated into a favourable trend in our credit quality indicators. Thus, our ratio of provisions for loan losses to average loans decreased from 1.63% in the 1Q10 to 0.72% in the 1Q11, while our delinquency ratio (past-due to total loans) went down from 0.73% to 0.47% in the same period.

KEY FIGURES

Allowances and Provisions for Loan Losses

(in millions of Ch$)	1Q10	1Q11	% Change

Allowances for Loan Losses

Initial Allowances	322,642	376,985	16.8%
Charge-offs	(39,135)	(31,712)	(19.0)%
Provisions established, net	59,300	35,783	(39.7)%
Final Allowances	342,807	381,056	11.2%

Provisions for Loan Losses

Provisions established	(59,300)	(35,783)	(39.7)%
Recoveries	5,830	9,663	65.7%
Provisions for Loan Losses	(53,470)	(26,120)	(51.2)%

Credit Quality Ratios	1Q10	4Q10	1Q11

Allowances / Total loans	2.61%	2.62%	2.56%
Allowances / Past due	357.73%	519.38%	550.18%
Allowances / 90-d Past Due	168.67%	219.08%	218.94%
Provisions / Avg. Loans	1.63%	2.15%	0.72%
Charge-offs / Avg. Loans	1.19%	1.34%	0.87%
Past Due / Total Loans	0.73%	0.51%	0.47%
Recoveries / Avg. Loans	0.18%	0.38%	0.26%

OPERATING EXPENSES

Our operating expenses recorded a 13.6% YoY rise, from Ch$124.5 billion in the 1Q10 to Ch$141.4 billion in the 1Q11. This annual variance was mainly steered by our administrative expenses that were up 35.1% as compared to the 1Q10’s figure, primarily reflecting the impact of a higher business activity on part of the variable portion of our expenses structure. On the other side, cost items such as personnel expenses rose at a moderate rate in line with inflation.

Our administrative expenses rose by Ch$14.4 billion YoY, mainly due to: (i) greater expenses of Ch$5.5 billion mainly related to outsourced sales force, in line with a higher commercial activity in our retail banking segment, (ii) IT expenses that went up by Ch$2.3 billion as compared to the 1Q10, as a result of additional software licences and support services hired to maintain our core banking IT applications, (iii) Ch$1.8 billion of greater marketing expenses, related to new advertising campaigns in order to reinforce our brand recognition and promote our retail products, and (iv) Ch$1.2 billion of higher expenses related to fixed-assets maintenance, mainly due to the expansion of our distribution network that added 24 new branches and 275 new ATMs in the 1Q11 as compared to the 1Q10.

The YoY rise posted by our operating expenses led to a YoY increase of 3.6% in our efficiency ratio, although it is below the last quarter’s ratio and is returning to mid-term levels.

KEY FIGURES

Total Operating Expenses

(in millions of Ch$)	1Q10	1Q11	% Change

Personnel expenses	(66,697)	(69,107)	3.6%
Administrative expenses	(41,113)	(55,548)	35.1%
Depreciation and Amort.	(7,580)	(7,737)	2.1%
Impairments	(1,088)	-	(100.0)%
Other Oper. Expenses	(8,040)	(9,011)	12.1%
Total Oper. Expenses	(124,518)	(141,403)	13.6%

Efficiency Ratios	1Q10	4Q10	1Q11

Op. Exp. / Op. Rev.	43.0%	48.9%	46.6%
Op. Exp. / Avg. Assets	2.9%	3.3%	3.0%

LOAN PORTFOLIO

Our loan portfolio continues showing an upward trend with a double-digit YoY growth rate. Therefore, in the 1Q11 our total loans reached Ch$14,872 billion, which is 13.4% above the balance reported in the 1Q10 and 3.5% over the volume as of Dec. 31, 2010. The evolution shown by our total loans has allowed us to gain 22 bp. market share in a 12-month period, to reach 19.1% stake as of March 31, 2011.

The residential mortgage loans have been the credit product that has prompted the YoY growth in our loan portfolio. In fact, our residential mortgage loans posted a 19.0% YoY rise, which enabled us to increase by 83 bp. our market share, reaching a stake of 15.3%. We have developed important capabilities in this market, taking advantage of the synergies that arise from our wholesale and retail banking segments in credits related to real estate projects.

Similarly, we posted YoY increases of 11.1% and 16.4% in our balances of commercial and consumer loans, respectively. The growth in commercial loans enabled us to maintain a stake of 20.1% in the market, consolidating our leading position and reflecting the confidence that SMEs and corporations have in the local economy’s outlook. In the case of consumer loans, the annual growth is associated with the higher dynamism shown by the economy, which has positively impacted the unemployment rate and other indicators. Thus, individuals feel more confident about the future of the local economy, increasing their borrowings in order to undertake personal projects. The growth posted by this product allowed us to maintain our market share in 22.3% on a YoY basis.

KEY FIGURES (In Billions of Ch$, except for %)

Loan Portfolio & Funding

(in billions of Ch$)	Mar-10	Dec-10	Mar-11	YoY %
				Change

LOANS TO CUSTOMERS

Commercial Loans	8,575	9,286	9,529	11.1%
Residential Mortgage Loans	2,580	2,927	3,069	19.0%
Consumer Loans	1,954	2,153	2,274	16.4%
LOANS TO CUSTOMERS	13,109	14,366	14,872	13.4%

FUNDING

Non-interest Bearing Liab.	5,221	5,848	6,202	18.8%
Interest Bearing Liab.	10,981	11,004	11,786	7.3%
TOTAL LIABILITIES	16,202	16,852	17,988	11.0%

Avg. Int. Earning Assets Avg. Int. Bearing Liabilities	1.48	1.51	1.53

FUNDING STRUCTURE

Our funding structure is one of our main competitive strengths. We remain as the Chilean bank with the largest part of assets funded with non-interest bearing liabilities. In fact, our current accounts and demand deposits represent 25.6% of our funding as of March 31, 2011, above the 18.4% reported by the industry as of the same date.

The above is the result of our leading market position in current accounts and demand deposits, remaining as the main player with a 23.6% market share as of March 31, 2011.

Also, we continue diversifying our funding. In the 1Q11 we settled a syndicated credit of US$200 million from Asian financial institutions, while our saving accounts and time deposits rose by 4.8% on a YoY basis, confirming an upward trend in the last six months.

As a result of the mentioned above, specially the growth posted by our loan portfolio and our demand deposits, we have increased our ratio of average interest earning assets to average interest bearing liabilities from 1.48x to 1.53x on a YoY basis, demonstrating the competitiveness of our funding.

In our view, our funding structure provides us with a competitive advantage, as we could benefit from expected rises in nominal interest rates, as long as the local economy consolidates its upturn.

CAPITAL MANAGEMENT (EQUITY)

As of March 31, 2011 our equity amounted to Ch$1,412 billion, which is Ch$105 billion above the figure recorded a year earlier. The main factors that prompted this 8.0% YoY rise in our equity were:

•      The capitalization of Ch$67 billion associated with a payout ratio of 70% for our 2010’s net distributable earnings (after the payment to the Central Bank corresponding to a 100% of SAOS’s participation in Banco de Chile’s dividends).

•      The retention of Ch$32 billion with charge to our 2010’s net income in order to recognise the effect of accumulated inflation for the year on the shareholders’ equity.

•      Approximately Ch$6 billion in greater net income (net of provisions for minimum dividends) recorded in the 1Q11 as compared to the 1Q10.

As a result of the aforesaid and the subordinated bonds issuances carried out in 2010, we improved our capital adequacy indicators in the 1Q11 as compared to the 1Q10. In fact, as of March 31, 2011 our BIS ratio reached 12.6%, which is well above the 10.0% imposed by the Chilean Superintendency of Banks to Banco de Chile and over the 11.9% posted by us in the 1Q10. Similarly, our Basic Capital to Total Assets ratio reached 6.6% in the 1Q11, which more than doubled the 3.0% required by the Chilean regulator.

As disclosed in our last quarterly release, on January 20, 2011 our shareholders approved a capital increase through the issuance of nearly 3.4 billion shares of common stocks. On March 31, 2011 we completed the first stage of this process by placing nearly 1.4 billion stocks (related to the waiver of our controlling shareholders to their preemptive rights) through a public auction in the Santiago Stock Exchange. On April 29, 2011 the second step of this process (related to the execution of our remaining shareholders’ preemtive rights, with exception of SAOS) was successfully concluded with a subscription that reached 84% (~US$92 million). As a result of this capital increase, we will improve our capital adequacy ratios over the next months.

Also, on March 17, 2011 our shareholders agreed the transformation of the shares series “Banco de Chile-S” into ordinary shares “Banco de Chile” by amending the Bank’s bylaws. As a result, all Banco de Chile’s shares are ordinary shares “Banco de Chile”.

CAPITAL ADEQUACY

Capital Adequacy Ratios	1Q10	4Q10	1Q11

Shareholders Equity / Assets(1)	7.5%	7.7%	7.3%
Basic Capital / Assets(1),(2)	6.5%	6.6%	6.3%
Basic Capital / RWA(2),(3)	8.6%	8.5%	8.3%
BIS (Total Capital / RWA)(3),(4)	11.9%	13.4%	12.6%

(1) "Assets" refers to Bank's Total Assets.
(2) "Basic Capital" consists of Bank's paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches.
(3) "RWA" stands for Risk-Weighted Assets.
(4) "Total Capital" refers to "Basic Capital" plus Bank's supplementary capital.

CORPORATE GOVERNANCE

At the ordinary meeting held on March 17, 2011 our shareholders agreed to renew the Board, due to the end of the three years term established by law. After the voting, two new directors; Mr. Fernando Concha and Mr. Jorge Ergas became part of our Board, replacing Mr. Felipe Joannon and Mr. Jacob Ergas.

Also, Mr. Jacob Ergas was elected as adviser of our Board and, in light of Banco de Chile’s bylaws; Fernando Quiroz (former director) became Vice-President in conjunction with Mr. Andrónico Luksic.

INTERNATIONAL RATINGS		LOCAL RATINGS
Fitch Ratings	Rating	Local Ratings	Fitch Chile	Feller- Rate
Long Term Issuer	A		Ratings	Ratings
Short Term	F1	Time Deposits up to 1 year	Level 1+	Level 1+
Local Currency Long Term Issuer	A	Time Deposits over 1 year	AAA	AAA
Local Currency Long Term	F1	Mortgage-Funding Bonds	AAA	AAA
National Long Term	AAA	Bonds	AAA	AAA
National Short Term	Level 1+	Subordinated Bonds	AA	AA+
		Shares	1st Class Level 1	1st Class Level 1
Standard &Poor's	Rating
Long Term Foreign Currency	A+ / Stable
Long Term Local Currency	A+ / Stable

Moody's	Rating
Deposits
Long Term Foreign Currency	Aa3
Short Term Foreign Currency	Prime-1
Long Term Local Currency	Aa3
Short Term Local Currency	Prime-1

RESULTS BY BUSINESS SEGMENTS

RETAIL BANKING SEGMENT

Our retail banking segment continues showing an upward trend in results and business scale. As for total loans, in the 1Q11 the segment reported a 17.6% YoY increase, fostered by double-digit growths in all of the lending products. In terms of results, the segment posted a 66.4% YoY rise in net income, mainly due to:

•         Provisions for loan losses that significantly decreased by 50.5%, from Ch$35.2 billion in the 1Q10 to Ch$17.4 billion in the 1Q11, principally as a result of the better economic indicators and the favourable outlook for the local economy in 2011, which benefited the risk profiles of customers evaluated through grouped credit risk models, such as individuals and SMEs.

•         Fees and commissions that rose by 14.3% YoY, mainly as a result of the higher commercial activity associated with credit cards and ATMs, in line with the higher consumption prompted by the economic revamping and our commercial strategies.

•         A 10.8% YoY increase in the segment’s net interest income, as a result of the YoY increase posted by the segment’s total loans and the positive effect of higher nominal interest rates on the segment’s non-interest bearing liabilities.

The above-mentioned enabled us to more than offset the 14.5% YoY in the segment’s operating expenses, mainly associated with: (i) greater outsourced sales force expenses, (ii) higher infrastructure expenses as a result of the expansion of our distribution network, and (iii) higher IT expenses.

RESULTS BY BUSINESS SEGMENTS

WHOLESALE BANKING SEGMENT

Our wholesale banking segment started to show signs of recovery by posting a 9.1% YoY rise in total loans, which is well above the growth posted during 2010. This is a clear signal that large companies have begun to undertake their postponed projects amid positive expectations on the local economy’s outlook. Also, the segment posted a 29.8% YoY rise in net income, mainly due to:

•         Provisions for loan losses that decreased by 51.2%, from Ch$19.0 billion in the 1Q10 to Ch$9.2 billion in the 1Q11, as a result of both the upturn in the local economy that is encouraging companies to retake their projects and some specific corporate customers that improved their payment capacity by overcoming commercial and productive difficulties.

•         A 3.9% YoY increase in the segment’s total operating revenues, mainly due to: (i) the higher results from the segment’s demand deposits as a result of higher and increasing nominal interest rates in the 1Q11 as compared to the 1Q10, along with a 40.4% YoY rise in the segment’s demand deposit balances, and (ii) a 4.7% YoY rise in fees and commissions principally related to cash management services.

The aforementioned enabled us to more than offset the 19.9% YoY rise posted by the segment’s operating expenses, mainly as a result of higher IT and transactional expenses.

RETAIL BANKING SEGMENT KEY FIGURES				WHOLESALE BANKING SEGMENT KEY FIGURES
Retail Banking	1Q10	1Q11%		Wholesale Banking	1Q10	1Q11%
			Change				Change
Loans to Customers (Billions of Ch$)				Loans to Customers (Billions of Ch$)
Commercial Loans	1,609.3	1,880.8	16.9%	Commercial Loans	6,684.3	7,294.8	9.1%
Residential Mortgage Loans	2,572.7	3,061.4	19.0%	Residential Mortgage Loans	7.4	8.0	8.0%
Consumer Loans	1,946.5	2,265.8	16.4%	Consumer Loans	6.7	7.8	16.5%
Total Loans	6,128.5	7,208.1	17.6%	Total Loans	6,698.4	7,310.6	9.1%

Net Income (Millions of Ch$)				Net Income (Millions of Ch$)
Net Interest Income	127,673	141,455	10.8%	Net Interest Income	55,191	49,014	(11.2)%
Net Fees and Commissions	36,042	41,192	14.3%	Net Fees and Commissions	8,734	9,144	4.7%
Other Operating Income	(561)	5,542	-	Other Operating Income	5,195	13,647	162.7%
Total Operating Revenues	163,154	188,189	15.3%	Total Operating Revenues	69,120	71,805	3.9%
Provisions for Loan Losses	(35,154)	(17,402)	(50.5)%	Provisions for Loan Losses	(18,950)	(9,246)	(51.2)%
Operating Expenses	(80,332)	(91,951)	14.5%	Operating Expenses	(24,178)	(28,984)	19.9%
Other	18	508	2661.1%	Other	6	160	2652.5%
Net income before taxes	47,686	79,344	66.4%	Net income before taxes	25,998	33,735	29.8%

RESULTS BY BUSINESS SEGMENTS

TREASURY AND MONEY MARKET SEGMENT

Our Treasury reported a net income before taxes of Ch$6.7 billion in the 1Q11, which is 66.7% below the Ch$20.0 billion posted a year earlier. This annual net income variance is mostly explained by the decrease in the segment’s operating revenues from Ch$23.0 billion in the 1Q11 to Ch$9.0 billion in the 1Q10, mainly due to:

•         A decrease in the results associated with the segment’s available-for-sale portfolio, as a result of the significant gains reported in the 1Q10 due to the sales of fixed-income securities amid a scenario of low interest rates.

•         Interest rates variations in the US$/Ch$ curve that negatively impacted the results from derivative positions in the 1Q11 as compared to the 1Q10.

•         A re-pricing effect as a result of the shorter duration of our liabilities as compared to our assets amid a scenario of increasing interest rates.

The above factors were partly offset by operating expenses that decreased by 24.6% on a YoY basis.

As for the segment’s securities portfolio, it balances decreased by 7.0% on a YoY basis, which is mostly associated with sales of fixed-income securities mentioned above, in both our available-for-sale and trading portfolio.

RESULTS BY BUSINESS SEGMENTS

OPERATIONS THROUGH SUBSIDIARIES

Our subsidiaries posted a 7.2% YoY decrease in net income before taxes from Ch$18.3 billion in the 1Q10 to Ch$17.0 billion in the 1Q11.

This annual decrease was mainly explained by a 26.4% YoY drop in the net income from our Securities Brokerage subsidiary, mainly as a result of the significant gains from the subsidiary’s trading portfolio reported in the 1Q10 as compared to the 1Q11, fuelled by the positive effect of low interest rates on fixed-income securities held by the company a year earlier.

The above-mentioned was partly offset by:

•         Fees and commissions related to stock brokerage that increased by Ch$3.1 billion on a YoY basis, in line with a 68.2% rise in the stock trading turnover.

•         A 23.0% YoY increase in net income from our Mutual Funds subsidiary, mainly prompted by fees and commissions that posted a 26.7% YoY increase.

•         A 28.8% YoY rise in net income from our Factoring subsidiary, which was mainly associated with a higher commercial activity that translated into a 53.0% YoY rise in the subsidiary’s average loans.

•         Higher results from our Financial Advisory subsidiary, as a result of more significant deals carried out during the 1Q11 as compared to the 1Q10.

TREASURY AND MONEY MARKET KEY FIGURES				OPERATIONS THROUGH SUBSIDIARIES KEY FIGURES
Treasury and Money Market	1Q10	1Q11%		Subsidiaries	1Q10	1Q11%
			Change				Change
Securities Portfolio (Millions of Ch$)				Securities Portfolio (Millions of Ch$)
Trading Securities	153,840	124,719	(18.9)%	Trading Securities	309,733	238,895	(22.9)%
Available for Sale Instruments	1,294,386	1,222,391	(5.6)%	Available for Sale Instruments	-	-	-
Held to Maturity Instruments	-	-	-	Held to Maturity Instruments	-	-	-
Securities Portfolio	1,448,226	1,347,110	(7.0)%	Securities Portfolio	309,733	238,895	(22.9)%

Net Income (Millions of Ch$)				Loans to Customers (Billions of Ch$)
Net Interest Income	(1,509)	8,445	-	Commercial Loans	282.4	353.0	25.0%
Net Fees and Commissions	(120)	(97)	(18.9)%	Total Loans	282.4	353.0	25.0%
Other Operating Income	24,684	607	(97.5)%
Total Operating Revenues	23,055	8,955	(61.2)%	Net Income (Millions of Ch$)
Provisions for Loan Losses	0	0	0.0%	Net Interest Income	2,248	2,274	1.1%
Operating Expenses	(3,057)	(2,305)	(24.6)%	Net Fees and Commissions	24,558	30,526	24.3%
Other	-	-	-	Other Operating Income	11,103	4,852	(56.3)%
Net income before taxes	19,998	6,650	(66.7)%	Total Operating Revenues	37,909	37,652	(0.7)%
				Provisions for Loan Losses	501	528	5.4%
O.C.I. (Millions of Ch$)				Operating Expenses	(20,128)	(21,329)	6.0%
Net unrealized gains (losses) on Available for Sale Instrum.	3,413	3,479	1.9%	Other	31	135	337.1%
				Net income before taxes	18,313	16,986	(7.2)%

CONSOLIDATED STATEMENTS OF INCOME

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Q u a r t e r s						Y e a r E n d e d
	1Q10	4Q10	1Q11	1Q11	% Change		Mar.10	Dec.10	Mar.11	Mar.11	% Change
	MCh$	MCh$	MCh$	MUS$	1Q11/1Q10	1Q11/4Q10	MCh$	MCh$	MCh$	MUS$	Mar.11/ Mar.10

Interest revenue and expense
Interest revenue	242,370	294,470	309,347	641.7	27.6%	5.1%	242,370	1,094,228	309,347	641.7	27.6%
Interest expense	(58,734)	(96,434)	(107,412)	(222.8)	82.9%	11.4%	(58,734)	(324,506)	(107,412)	(222.8)	82.9%
Net interest income	183,636	198,036	201,935	418.9	10.0%	2.0%	183,636	769,722	201,935	418.9	10.0%

Fees and commissions
Income from fees and commissions	77,957	93,284	91,549	189.9	17.4%	(1.9) %	77,957	342,219	91,549	189.9	17.4%
Expenses from fees and commissions	(11,521)	(14,067)	(13,534)	(28.1)	17.5%	(3.8) %	(11,521)	(49,957)	(13,534)	(28.1)	17.5%
Net fees and commissions income	66,436	79,217	78,015	161.8	17.4%	(1.5) %	66,436	292,262	78,015	161.8	17.4%

Net Financial Operating Income	80,842	(14,334)	28,128	58.3	(65.2) %	(296.2) %	80,842	19,452	28,128	58.3	(65.2) %
Foreign exchange transactions, net	(46,300)	27,723	(11,887)	(24.6)	(74.3) %	(142.9) %	(46,300)	63,762	(11,887)	(24.6)	(74.3) %
Other operating income	5,314	7,412	7,244	15.0	36.3%	(2.3) %	5,314	23,584	7,244	15.0	36.3%

Total Operating Revenues	289,928	298,054	303,435	629.4	4.7%	1.8%	289,928	1,168,782	303,435	629.4	4.7%

Provisions for loan losses	(53,470)	(75,426)	(26,120)	(54.2)	(51.2) %	(65.4) %	(53,470)	(208,589)	(26,120)	(54.2)	(51.2) %

Operating revenues, net of provisions for loan losses	236,458	222,628	277,315	575.2	17.3%	24.6%	236,458	960,193	277,315	575.2	17.3%

Operating expenses
Personnel expenses	(66,697)	(68,804)	(69,107)	(143.4)	3.6%	0.4%	(66,697)	(272,737)	(69,107)	(143.4)	3.6%
Administrative expenses	(41,113)	(59,214)	(55,548)	(115.2)	35.1%	(6.2) %	(41,113)	(197,669)	(55,548)	(115.2)	35.1%
Depreciation and amortization	(7,580)	(7,734)	(7,737)	(16.0)	2.1%	0.0%	(7,580)	(30,544)	(7,737)	(16.0)	2.1%
Impairments	(1,088)	44	0	0.0	(100.0) %	(100.0) %	(1,088)	(1,044)	0	0.0	(100.0) %
Other operating expenses	(8,040)	(10,081)	(9,011)	(18.7)	12.1%	(10.6) %	(8,040)	(43,086)	(9,011)	(18.7)	12.1%
Total operating expenses	(124,518)	(145,789)	(141,403)	(293.3)	13.6%	(3.0) %	(124,518)	(545,080)	(141,403)	(293.3)	13.6%

Net operating income	111,940	76,839	135,912	281.9	21.4%	76.9%	111,940	415,113	135,912	281.9	21.4%

Income attributable to affiliates	55	424	803	1.7	1360.0%	89.4%	55	1,926	803	1.7	1360.0%

Income before income tax	111,995	77,263	136,715	283.6	22.1%	76.9%	111,995	417,039	136,715	283.6	22.1%

Income tax	(11,189)	(7,366)	(19,830)	(41.1)	77.2%	169.2%	(11,189)	(38,509)	(19,830)	(41.1)	77.2%

Net Income for the period	100,806	69,897	116,885	242.5	16.0%	67.2%	100,806	378,530	116,885	242.5	16.0%

Non-Controlling interest	0	1	0	0.0	0.0%	(100.0) %	0	1	0	0.0	0.0%

Net Income attributable to bank's owners	100,806	69,896	116,885	242.5	16.0%	67.2%	100,806	378,529	116,885	242.5	16.0%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$482.08 for US$1.00 as of March 31, 2011. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

CONSOLIDATED BALANCE SHEETS

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

ASSETS	Mar.10	Dec.10	Mar.11	Mar.11	% C h a n g e
	MCh$	MCh$	MCh$	MUS$	Mar.11/Mar.10	Mar.11/Dec.10

Cash and due from banks	574,583	772,329	919,219	1,906.8	60.0%	19.0%
Transactions in the course of collection	411,403	429,756	859,779	1,783.5	109.0%	100.1%

Financial Assets held-for-trading	463,573	308,552	363,514	754.1	(21.6%)	17.8%
Receivables from repurchase agreements and security borrowings	61,093	82,787	101,333	210.2	65.9%	22.4%
Derivate instruments	612,995	489,582	390,798	810.6	(36.2%)	(20.2%)
Loans and advances to Banks	671,510	349,588	343,713	713.0	(48.8%)	(1.7%)

Loans to customers, net
Commercial loans	8,575,454	9,286,212	9,528,680	19,765.8	11.1%	2.6%
Residential mortgage loans	2,580,016	2,926,621	3,069,469	6,367.1	19.0%	4.9%
Consumer loans	1,953,899	2,152,996	2,273,607	4,716.2	16.4%	5.6%
Loans to customers	13,109,369	14,365,829	14,871,756	30,849.1	13.4%	3.5%
Allowances for loan losses	(342,807)	(356,127)	(381,056)	(790.4)	11.2%	7.0%
Total loans to customers, net	12,766,562	14,009,702	14,490,700	30,058.7	13.5%	3.4%

Financial Assets Available-for-Sale	1,294,386	1,154,883	1,222,391	2,535.7	(5.6%)	5.8%
Financial Assets Held-to-maturity	-	-	-	-	0.0%	0.0%

Investments in other companies	12,307	13,294	13,847	28.7	12.5%	4.2%
Intangible assets	28,999	36,373	35,929	74.5	23.9%	(1.2%)
Property and Equipment	208,097	206,513	206,617	428.6	(0.7%)	0.1%

Current tax assets	221	5,654	10,955	22.7	4857.0%	93.8%
Deferred tax assets	85,320	111,201	107,603	223.2	26.1%	(3.2%)
Other assets	317,488	286,021	333,216	691.2	5.0%	16.5%

Total assets	17,508,537	18,256,235	19,399,614	40,241.5	10.8%	6.3%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$482.08 for US$1.00 as of March 31, 2011. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

CONSOLIDATED BALANCE SHEETS

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

LIABILITIES & EQUITY	Mar.10	Dec.10	Mar.11	Mar.11	% C h a n g e
	MCh$	MCh$	MCh$	MUS$	Mar.11/Mar.10	Mar.11/Dec.10

Liabilities
Current accounts and other demand deposits	3,994,838	4,446,181	4,501,360	9,337.3	12.7%	1.2%
Transactions in the course of payment	215,460	208,750	695,346	1,442.3	222.7%	233.1%
Payables from repurchase agreements and security lending	290,349	81,755	192,189	398.7	(33.8) %	135.1%
Saving accounts and time deposits	7,786,993	7,697,968	8,160,115	16,926.9	4.8%	6.0%
Derivate instruments	544,914	528,445	389,952	808.9	(28.4) %	(26.2) %
Borrowings from financial institutions	1,306,368	1,281,372	1,517,854	3,148.6	16.2%	18.5%
Debt issued	1,480,787	1,764,165	1,750,887	3,631.9	18.2%	(0.8) %
Other financial obligations	116,217	179,160	164,959	342.2	41.9%	(7.9) %
Current tax liabilities	44,756	2,291	2,755	5.7	(93.8) %	20.3%
Deferred tax liabilities	15,149	26,333	26,322	54.6	73.8%	(0.0) %
Provisions	178,576	424,962	224,342	465.4	25.6%	(47.2) %
Other liabilities	227,618	210,726	362,018	751.0	59.0%	71.8%

Total liabilities	16,202,025	16,852,108	17,988,099	37,313.5	11.0%	6.7%

Equity
Belong to the Bank's Owners
Capital	1,158,752	1,158,752	1,225,969	2,543.1	5.8%	5.8%
Reserves	87,386	87,386	119,482	247.8	36.7%	36.7%
Other comprehensive income	9,277	5,870	9,034	18.7	(2.6) %	53.9%
Retained earnings
Retained earnings from previous periods	16,091	16,091	16,091	33.4	0.0%	0.0%
Income for the period	100,806	378,529	116,885	242.5	16.0%	(69.1) %
Provisions for minimum dividends	(65,801)	(242,503)	(75,947)	(157.5)	15.4%	(68.7) %

Non-Controlling Interest	1	2	1	-	0.0%	(50.0) %

Total equity	1,306,512	1,404,127	1,411,515	2,928.0	8.0%	0.5%

Total Liabilities & Equity	17,508,537	18,256,235	19,399,614	40,241.5	10.8%	6.3%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$482.08 for US$1.00 as of March 31, 2011. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(Under Chilean-GAAP)

	Q u a r t e r s			Y e a r E n d e d
	1Q10	4Q10	1Q11	Mar.10	Dec.10	Mar.11
Earnings per Share
Net income per Share (Ch$) (1)	1.22	0.85	1.42	1.22	4.59	1.42
Net income per ADS (Ch$) (1)	732.68	508.02	849.54	732.68	1,874.37	849.54
Net income per ADS (US$) (2)	1.39	1.08	1.76	1.39	4.00	1.76
Book value per Share (Ch$) (1)	15.83	17.01	17.10	15.83	17.01	17.10
Shares outstanding (Millions)	82,552	82,552	82,552	82,552	82,552	82,552

Profitability Ratios (3)(4)(7)
Net Interest Margin	4.57%	4.85%	4.65%	4.57%	4.75%	4.65%
Net Financial Margin	5.43%	5.18%	5.02%	5.43%	5.26%	5.02%
Fees and commissions / Avg. Interest Earnings Assets	1.65%	1.94%	1.80%	1.65%	1.80%	1.80%
Operating Revenues / Avg. Interest Earnings Assets	7.22%	7.30%	6.99%	7.22%	7.21%	6.99%
Return on Average Total Assets	2.32%	1.56%	2.49%	2.32%	2.16%	2.49%
Return on Average Equity (5)	26.42%	17.21%	28.12%	26.42%	24.74%	28.12%

Capital Ratios
Equity / Total Assets	7.46%	7.69%	7.28%	7.46%	7.69%	7.28%
Basic Capital / Total Assets	6.50%	6.60%	6.31%	6.50%	6.60%	6.31%
Basic Capital / Risk-Adjusted Assets	8.62%	8.54%	8.26%	8.62%	8.54%	8.26%
Total Capital / Risk-Adjusted Assets	11.85%	13.39%	12.60%	11.85%	13.39%	12.60%

Credit Quality Ratios
Past Due Loans / Total Loans to Customers	0.73%	0.51%	0.47%	0.73%	0.51%	0.47%
Allowance for Loan Losses / Past due Loans	357.73%	519.38%	550.18%	357.73%	490.64%	550.18%
90 days Past Due / Total Loans to Customers	1.55%	1.20%	1.17%	1.55%	1.20%	1.17%
Allowance for Loan Losses / 90 days Past due	168.67%	219.08%	218.94%	168.67%	206.96%	218.94%
Impaired Loans / Total Loans to Customers	6.38%	5.46%	3.52%	6.38%	5.46%	3.52%
Allowance for Loan Losses / Impaired Loans	41.01%	48.02%	72.75%	41.01%	45.36%	72.75%
Allowance for Loans Losses / Total Loans to customers	2.61%	2.62%	2.56%	2.61%	2.48%	2.56%
Provision for Loan Losses / Avg. Loans to customers (4)	1.63%	2.15%	0.72%	1.63%	1.23%	0.72%

Operating and Productivity Ratios
Operating Expenses / Operating Revenues	42.95%	48.91%	46.60%	42.95%	50.31%	46.60%
Operating Expenses / Average Total Assets (3) (4)	2.86%	3.25%	3.02%	2.86%	3.36%	3.02%

Average Balance Sheet Data (1)(3)(7)
Avg. Interest Earnings Assets (million Ch$)	16,069,923	16,322,095	17,371,122	16,069,923	16,219,299	17,371,122
Avg. Assets (million Ch$)	17,390,553	17,921,464	18,753,606	17,390,553	17,529,404	18,753,606
Avg. Equity (million Ch$)	1,362,948	1,396,007	1,449,997	1,362,948	1,365,799	1,449,997
Avg. Adjusted Shareholders Equity (million Ch$) (6)	1,526,394	1,624,370	1,662,708	1,526,394	1,529,814	1,662,708
Avg. Loans to customers (million Ch$)	13,150,515	14,025,880	14,601,785	13,150,515	13,538,600	14,601,785
Avg. Interest Bearing Liabilities (million Ch$)	10,827,955	10,786,034	11,328,187	10,827,955	10,723,557	11,328,187

Additional Data
Exchange rate (Ch$)	526.29	468.37	482.08	526.29	468.37	482.08
Employees	14,065	14,016	14,143	14,065	14,016	14,143

Notes
(1) These figures were expressed in nominal Chilean pesos.
(2) The figures were calculated considering the nominal net income, the shares outstanding and the exchange rate existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.
(5) ROAE excludes provisions for minimum dividends.
(6) Adjusted by provisions for minimum dividends.
(7) Includes certain reclassifications to conform with 2011 new presentation.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$482.08 for US$1.00 as of March 31, 2011. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

SUMMARY OF DIFFERENCES BETWEEN CHILEAN GAAP AND IFRS

The most significant differences are as follows:

•         Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized.

•         Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognized.

•         Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•         Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•      changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•      changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•      unexpected developments in certain existing litigation;

•      increased costs;

•      unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Banco de Chile Phone Nr. (56-2) 653 3554 Email: pmejiar@bancochile.cl	Mr. Rolando Arias Research & Planning Manager Banco de Chile Phone Nr. (56-2) 653 3535 Email: rarias@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2011

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q. CEO